UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 1, 2017.

Record net sales and net income for 2016(1)

Ordinary dividend increased to Euro 0.92

Reported figures

•                  Luxottica Group’s net sales rose to Euro 9,086 million (+3.9% at constant exchange rates(2) and +2.8% at current exchange rates)

•                  Operating income to Euro 1,345 million (-0.6% at constant exchange rates(2) and -2.3% at current exchange rates) and operating margin to 14.8%

•                  Net income to Euro 851 million (+7.6% at constant exchange rates(2) and +5.8% at current exchange rates) and net margin to 9.4%

Adjusted(3),(5) figures

•                  Luxottica Group’s adjusted net sales rose to Euro 9,086 million (+1.9% at constant exchange rates(2) and +0.8% at current exchange rates)

•                      Adjusted operating income to Euro 1,432 million (+0.8% at constant exchange rates(2) and -0.7% at current exchange rates) and operating margin to 15.8%

•                      Adjusted net income to Euro 882 million (+5.0% at constant exchange rates(2) and +3.3% at current exchange rates) and net margin to 9.7%

Free cash flow(3) generation to Euro 664 million

Ordinary dividend to Euro 0.92 per share: up 3.4% versus the ordinary dividend paid in 2016

Positive outlook for 2017 with still growing results

Milan (Italy), March 1, 2017 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the draft statutory financial statements and consolidated financial results for the fiscal year 2016 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Preliminary reported results for Full Year 2016(1)

(Millions of Euro)	FY 2015	FY 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group net sales	8,837	9,086	+3.9%	+2.8%
Wholesale division	3,593	3,528	-0.4%	-1.8%
Retail division	5,244	5,558	+6.8%	+6.0%
Operating income	1,376	1,345		-2.3%
Net income attributable to Luxottica Group stockholders	804	851		+5.8%
Earnings per share	1.68	1.77		+5.8%
Earnings per share in US$	1.86	1.96		+5.6%

Preliminary adjusted(3),(5) results for Full Year 2016(1)

(Millions of Euro)	FY 2015	FY 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group adjusted net sales	9,011	9,086	+1.9%	+0.8%
Wholesale division	3,593	3,528	-0.4%	-1.8%
Retail division	5,418	5,558	+3.4%	+2.6%
Adjusted operating income	1,443	1,432		-0.7%
Adj. net income attributable to Luxottica Group stockholders	854	882		+3.3%
Adj. earnings per share	1.78	1.84		+3.3%
Adj. earnings per share in US$	1.98	2.04		+3.1%

2016 was another year of growth for Luxottica Group. Consolidated sales rose to more than Euro 9 billion, accelerating in the fourth quarter compared to the first nine months of the year. The Group reached a record high for its net profit of Euro 851 million on a reported basis and Euro 882 million on an adjusted basis(3),(5).

Over the past year, the Group initiated a phase of profound change to strengthen its vertically integrated business model and foster organizational simplification, speed up decision making and execution of strategies and improve efficiency and integration of the various business areas, including the integration of Oakley’s sports channel.

Luxottica also implemented several important initiatives to improve the quality of sales and protect the equity of its brands and the business of wholesale customers, introducing the “MAP policy” (Minimum Advertised Price) in North America, cleaning the distribution channels in Mainland China, harmonizing its prices across different markets and reducing in-store and online promotions sharply.

Major investments were made in 2016 to strengthen the foundation of the Group’s organization and businesses around the world. Important initiatives have been dedicated to the development of the Group’s operations. These include the creation of three new large logistics-production hubs that integrate the production and distribution of lenses and frames in Italy, the United States and China. The Group also continued to expand into new markets, to evolve the omnichannel experience of its retail network, and to strengthen digital marketing and innovate its e-commerce platforms, thanks to the progressive roll-out of in-store digital windows and the evolution of the Virtual Try-on technology on Ray-Ban.com.

The acquisition of Salmoiraghi & Viganò, a leading optical retail brand in Italy, marked the end of 2016, while in January 2017 Delfin, the Group’s majority shareholder, and Essilor announced the signing of an agreement to create an integrated player in the eyewear industry. The objective of the combined company will be to meet the growing needs of the vision care market and consumer demand for premium brands. The transaction is subject to several conditions precedent, including approval by the shareholders of Essilor as well as regulatory approvals from various antitrust authorities.

“We are very satisfied with our 2016 results and achievements. In a year of major investments and initiatives to improve the quality and competitiveness of the Group in the long run, we reported record sales and net income” commented Leonardo Del Vecchio, Executive Chairman, and Massimo Vian, CEO for Products and Operations of Luxottica.

“The courageous decisions taken in the last two years, and all investments aimed to make our product and service offering more innovative and compelling are reflected in the results for the last months of the year, showing improvement particularly in North America. The quality of growth and the enhancement of our brand portfolio continues to be at the very heart of our strategy.”

“Today Luxottica is looking at the future with enthusiasm for the opportunities to be seized, with the confidence that comes from being a stronger and more efficient Group, and with a faster decision-making process. We have clear strategies and strong brands. We know our consumers around the world and why they choose us. And now we are preparing to offer them a superior eyewear experience, resulting from the integrated design and production of frames and lenses at the source.

Regardless of the combination with Essilor, we can confirm that 2017 will be a year of further growth for the Group.”

Group performance for the full year 2016(1)

In 2016, the Group recorded adjusted(3),(5) net sales growth of 1.9% at constant exchange rates(2) (+0.8% at current exchange rates) to over Euro 9 billion.

In 2016, the Wholesale segment’s net sales remained almost unchanged from the previous year at constant exchange rates(2) (-1.8% at current exchange rates), mainly due to the adoption of the “MAP policy” in North America and the restructuring of the distribution network in Mainland China. Both initiatives have allowed the Group to enhance the quality of its distribution network and strengthen the equity of its brands.

On the upside, the Retail segment delivered net sales growth of 3.4% at constant exchange rates(2) (+2.6% at current exchange rates). The Group’s key retail chains continued to drive the industry’s evolution towards innovative business models covering in-store, online and omnichannel, to offer consumers a more meaningful digital experience. Sunglass Hut confirmed its leadership in the sun segment with revenue growth of 8.1% at constant exchange rates(2), while LensCrafters in North America strengthened its brand equity and reported a net sales increase of 1.3% in US dollars. In Australia, a review of the assortments in OPSM stores proved successful during the year, with a gradual improvement in comparable store sales(4). In Latin America, GMO maintained its solid growth trend.

The Group’s e-commerce platforms in 2016 delivered excellent results, up by 24% at constant exchange rates(2). Ray-Ban.com, Oakley.com and SunglassHut.com further established themselves as the consumer favorites for buying branded eyewear online.

In terms of geographies, in 2016 Europe confirmed its positive trend with net sales up 6.9% at constant exchange rates(2) (driven in particular by Italy, the United Kingdom, Spain and Eastern Europe), while Latin America reported a strong net sales increase (+10% at constant exchange rates(2)) thanks to the significant growth of the Mexican market and a positive performance in Brazil. In North America, net sales(3),(5) at constant exchange rates(2) were up 0.8%. The results were driven by the Retail segment’s growth (+1.7% at constant exchange rates(2)), which more than offset the decline in the Wholesale segment (-2.6% at constant exchange rates(2)) due to the temporary effect of the “MAP policy” adoption. The results of the Asia-Pacific region were similarly affected by the deep restructuring of the distribution channels in Mainland China. While Mainland China has recovered in the first few weeks of 2017, its performance weighed on the overall sales in the region, which were down by 1.9% at constant exchange rates(2). Southeast Asia, India and Japan have confirmed a solid growth.

Due to incremental investments, the Group’s adjusted(3),(5) operating income was Euro 1,432 million in 2016, with an adjusted(3),(5) operating margin of 15.8%, down by 20 bps from 2015. With almost unchanged sales, the adjusted(3),(5) operating margin expanded by 20 bps to 24.1% for the Wholesale segment, beginning to benefit from the synergies of the Oakley integration and the organization’s efficiency.

On the other hand, the adjusted(3),(5) operating margin for the Retail segment was down by 100 bps to 13.7%, mainly due to investments in digitalization and retail expansion.

The organizational simplification and restructuring of certain business areas resulted in pre-tax extraordinary costs of approximately Euro 87 million(5) for the year.

Adjusted(3),(5) net income for fiscal 2016 amounted to Euro 882 million, an increase of 3.3% year-over-year and adjusted(3),(5) EPS (earnings per share) of Euro 1.84 (US$ 2.04 at the exchange rate of €/US$ of 1.1069).

Free cash flow(3) generation was Euro 664 million for the twelve-month period ended December 31, 2016. Net debt(3) as of December 31, 2016 was Euro 1,177 million, with a net debt/adjusted(3),(5) EBITDA ratio of 0.6x (0.5x excluding the buyback plan).

Outlook for 2017

2017 is expected to be another year of growth and important investments for the Group. The growth pillars remain unchanged: product quality, strong brands, efficient factories, widespread distribution and an increasingly direct relationship with the end-consumer through retail and e-commerce. The openings of the new centers in Sedico, Atlanta and Dongguan will enable the Group to realize, as first mover in the industry, a new organizational model based on logistic and manufacturing hubs where frames and lenses are integrated at the source, offering innovative products and services to customers and faster delivery times.

In 2017, the Group expects:

•                  Sales growth: low to mid-single-digit at constant exchange rates(2)

•                  Adjusted(3),(5) operating income: 0.8-1.0x sales

•                  Adjusted(3),(5) net income: 1.0x sales

•                  Net debt/EBITDA ratio: approximately 0.5x

§

The Board of Directors will submit a motion to the General Meeting of Stockholders recommending the distribution of an ordinary cash dividend in the amount of Euro 0.92 per share, equal to 50% of the adjusted(3),(5) net income of the Group. The total dividend amount will be approximately Euro 439 million.

§

The Board of Directors will convene the Ordinary General Meeting of Stockholders on April 28, 2017 to approve the 2016 Statutory Financial Statements and the distribution of the cash dividend.

The cash dividend will be payable on May 24, 2017 (the coupon detachment date will be May 22, 2017 pursuant to the Borsa Italiana calendar with a record date of May 23, 2017). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 23, 2017 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in US dollars is expected to be May 31, 2017. The dividend amount in US dollars will be determined based on the €/US$ exchange rate as of May 24, 2017.

The General Meeting of Shareholders will also review the Company’s Compensation Policy.

§

The Board of Directors, upon the recommendation of the Human Resources Committee, and as a result of Luxottica achieving a combined EPS target for the three-year period 2014-2016 set forth in the 2014 Performance Share Plan adopted on April 29, 2014, assigned a total of 680,449  Luxottica Group ordinary shares to 477 beneficiaries under the Plan. Detailed information on this assignment will be provided pursuant to Article 84bis of the CONSOB Issuers’ Regulations, within the time limit provided by law for the publication of the remuneration report.

§

Results for fiscal year 2016 will be available via audio webcast on Thursday, March 2, 2017 at 3:00AM EST (8:00AM GMT, 9:00AM CET). The audio webcast will be available to the financial community and the media from Luxottica Group’s corporate website at http://www.luxottica.com/en/investors/results-and-presentations/webcasts.

The presentation will be available for download from Luxottica Group’s Investor Relations website at http://www.luxottica.com/en/investors/results-and-presentations shortly before the start of the audio webcast.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: marco.catalani@luxottica.com

Notes to the press release

(1) Comparisons, including percentage changes, are between the three and twelve-month periods ended December 31, 2016 and 2015.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) Adjusted net sales is not a measure in accordance with IFRS. For further information, please refer to the attached tables.

(4) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the twelve-month period ended December 31, 2016 take into account: (i) restructuring and reorganization costs of Euro 69.5 million (Euro 55.0 million net of taxes); (ii) non-recurring expenses of Euro 17.4 million (Euro 12.0 million net of taxes) related to the departure of Adil Mehboob-Khan as CEO for markets and the Oakley integration; and (iii) non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi & Viganò.

The adjusted data for the twelve-month period ended December 31, 2015 does not take into account (i) a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and in 2015 was included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 174.3 million in the twelve-month period ended December 31, 2015, and (ii) costs related to the Oakley integration and other restructuring activities in 2015 of Euro 66.4 million on operating profit (Euro 49.8 million net of taxes).

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. In 2016, with more than 80,000 employees, Luxottica posted net sales of over Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology, inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. In addition, such forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Luxottica’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management. Statements used herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-  APPENDIX FOLLOWS —

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	2015	2016	% CHANGE

NET SALES	2,014,890	2,141,516	6.3%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)	2015	2016	% CHANGE

NET SALES	2,206,909	2,310,481	4.7%

Notes :

	2015	2016
(1) Average exchange rate (in U.S. Dollars per Euro)
	1.0953	1.0789

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	2016	% CHANGE

NET SALES	8,836,578	9,085,707	2.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	804,119	850,524	5.8%

BASIC EARNINGS PER SHARE (ADS) (2)	1.68	1.77	5.8%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2015	2016	% CHANGE

NET SALES	9,804,183	10,056,969	2.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	892,170	941,445	5.5%

BASIC EARNINGS PER SHARE (ADS)(2)	1.86	1.96	5.6%

Notes:

	2015	2016
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	479,553,693	479,225,730
(3) Average exchange rate (in U.S. Dollars per Euro)	1.1095	1.1069

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR YEARS ENDED

DECEMBER 31, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	% OF SALES	2016	% OF SALES	% CHANGE

NET SALES	8,836,578	100.0%	9,085,707	100.0%	2.8%
COST OF SALES	(2,835,426)		(3,153,264)

GROSS PROFIT	6,001,152	67.9%	5,932,443	65.3%	-1.1%

OPERATING EXPENSES:
SELLING EXPENSES	(2,778,837)		(2,889,177)
ROYALTIES	(168,669)		(169,890)
ADVERTISING EXPENSES	(589,718)		(567,895)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,087,484)		(960,214)
TOTAL	(4,624,708)		(4,587,176)

OPERATING INCOME	1,376,445	15.6%	1,345,267	14.8%	-2.3%

OTHER INCOME (EXPENSE):
INTEREST INCOME	11,190		15,469
INTEREST EXPENSES	(106,439)		(81,528)
OTHER - NET	(3,281)		39,486

OTHER INCOME (EXPENSES)-NET	(98,530)		(26,573)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,277,914	14.5%	1,318,693	14.5%	3.2%
PROVISION FOR INCOME TAXES	(471,042)		(466,373)

NET INCOME	806,873	9.1%	852,321	9.4%	5.6%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	804,119	9.1%	850,524	9.4%	5.8%
- NON-CONTROLLING INTERESTS	2,753	0.0%	1,797	0.0%

NET INCOME	806,873	9.1%	852,321	9.4%	5.6%

BASIC EARNINGS PER SHARE (ADS):	1.68		1.77

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.67		1.77

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	479,553,693		479,225,730

FULLY DILUTED AVERAGE NUMBER OF SHARES	482,073,361		480,025,531

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	DEC 31, 2015	DEC 31, 2016

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	864,852	866,864
ACCOUNTS RECEIVABLE - NET	858,053	932,340
INVENTORIES - NET	833,272	893,472
OTHER ASSETS	272,932	334,943

TOTAL CURRENT ASSETS	2,829,109	3,027,618

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,435,524	1,672,554
GOODWILL	3,596,983	3,871,442
INTANGIBLE ASSETS - NET	1,442,148	1,477,316
INVESTMENTS	65,378	20,186
OTHER ASSETS	105,574	97,300
DEFERRED TAX ASSETS	174,433	133,369

TOTAL NON-CURRENT ASSETS	6,820,040	7,272,168

TOTAL	9,649,148	10,299,787

CURRENT LIABILITIES:
BANK OVERDRAFTS	110,450	208,813
CURRENT PORTION OF LONG-TERM DEBT	44,882	154,094
ACCOUNTS PAYABLE	927,186	944,402
INCOME TAXES PAYABLE	34,179	17,238
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	118,779	145,701
OTHER LIABILITIES	671,424	745,921

TOTAL CURRENT LIABILITIES	1,906,900	2,216,168

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,715,104	1,680,951
EMPLOYEE BENEFITS	136,200	159,364
DEFERRED TAX LIABILITIES	277,327	257,036
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	104,508	122,107
OTHER LIABILITIES	91,391	79,783

TOTAL NON-CURRENT LIABILITIES	2,324,529	2,299,241

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,412,524	5,778,423
NON-CONTROLLING INTERESTS	5,196	5,954

TOTAL STOCKHOLDERS’ EQUITY	5,417,719	5,784,378

TOTAL	9,649,148	10,299,787

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR YEARS ENDED

DECEMBER 31, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	MANUFACTURING AND WHOLESALE	RETAIL	INTER-SEGMENT TRANSACTIONS AND CORPORATE ADJ.	CONSOLIDATED

2016

NET SALES	3,527,662	5,558,045		9,085,707

OPERATING INCOME	806,133	729,569	(190,436)	1,345,267

% OF SALES	22.9%	13.1%		14.8%

CAPITAL EXPENDITURES	310,066	341,493		651,559

DEPRECIATION AND AMORTIZATION	167,115	260,019	85,708	512,842

2015

NET SALES	3,592,555	5,244,023		8,836,578

OPERATING INCOME	807,213	789,355	(220,123)	1,376,445

% OF SALES	22.5%	15.1%		15.6%

CAPITAL EXPENDITURES	211,023	302,552		513,575

DEPRECIATION AND AMORTIZATION	157,081	231,056	88,752	476,889

LUXOTTICA GROUP

NON-IFRS MEASURES: ADJUSTED MEASURES

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures. The adjusted data for the year ended December 31, 2016 take into account: (i) restructuring and reorganization costs of Euro 69.5 million (Euro 55.0 million net of taxes), (ii) non-recurring expenses of Euro 17.4 million (Euro 12.0 million net of taxes) related to the departure of Adil Mehboob-Khan as CEO for markets and the Oakley integration, and (iii) non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi e Viganò.
The adjusted data for the year ended December 31, 2015 (i) includes sales of the Eyemed business of approximately Euro 174.3 million that are excluded from reported net sales due to a change in the terms of an insurance underwriting agreement (the “Eyemed adjustment”) and (ii) non-recurring expenses of Euro 66.4 million (Euro 49.8 million net of taxes).

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND ADJUSTED P&L ITEMS

Millions of Euro

	12M 2015						12M 2016
GROUP	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	8,836.6	(2,835.4)	1,853.3	1,376.4	804.1	1.68	9,085.7	(3,153.3)	1,858.1	1,345.3	850.5	1.77
- EYEMED ADJUSTMENT	174.3	(174.3)
- RESTRUCTURING AND REORGANIZATION EXPENSES								18.6	69.5	69.5	55.0	0.11
- NON-RECURRING ITEMS EXPENSES		0.7	66.4	66.4	49.8	0.10		0.1	17.4	17.4	12.0	0.02
- NON-RECURRING ITEMS INCOME											(35.7)	(0.06)
ADJUSTED	9,010.8	(3,009.0)	1,919.7	1,442.8	854.0	1.78	9,085.7	(3,134.6)	1,945.0	1,432.1	881.7	1.84

	12M 2015						12M 2016
WHOLESALE DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	3,592.6	(1,375.8)	964.3	807.2	n.a.	n.a.	3,527.7	(1,401.2)	973.2	806.1	n.a.	n.a.
- RESTRUCTURING AND REORGANIZATION EXPENSES								7.4	35.3	35.3
- NON-RECURRING ITEMS EXPENSES		0.3	52.6	52.6				0.1	8.2	8.2
ADJUSTED	3,592.6	(1,375.6)	1,016.9	859.8	n.a.	n.a.	3,527.7	(1,393.7)	1,016.7	849.6	n.a.	n.a.

	12M 2015						12M 2016
RETAIL DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	5,244.0	(1,459.6)	1,020.4	789.4	n.a.	n.a.	5,558.0	(1,752.0)	989.6	729.6	n.a.	n.a.
- EYEMED ADJUSTMENT	174.3	(174.3)
- RESTRUCTURING AND REORGANIZATION EXPENSES								11.2	30.5	30.5
- NON-RECURRING ITEMS EXPENSES		0.4	8.5	8.5					2.2	2.2
ADJUSTED	5,418.3	(1,633.4)	1,028.9	797.8	n.a.	n.a.	5,558.0	(1,740.9)	1,022.3	762.2	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND  ADJUSTED P&L ITEMS

Millions of Euro

	4Q 2015	4Q 2016
GROUP	NET SALES	NET SALES
REPORTED	2,014.9	2,141.5
- EYEMED ADJUSTMENT	44.2
ADJUSTED	2,059.1	2,141.5

	4Q 2015	4Q 2016
WHOLESALE DIVISION	NET SALES	NET SALES
REPORTED	758.5	757.6
ADJUSTED	758.5	757.6

	4Q 2015	4Q 2016
RETAIL DIVISION	NET SALES	NET SALES
REPORTED	1,256.4	1,383.9
- EYEMED ADJUSTMENT	44.2
ADJUSTED	1,300.6	1,383.9

LUXOTTICA GROUP

NON-IFRS MEASURES: EBITDA AND EBITDA MARGIN

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

•           improve transparency for investors;

•           assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•           assist investors in their assessment of the Company’s cost of debt;

•           ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•           properly define the metrics used and confirm their calculation; and

•           share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•           EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•           EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•           EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•           EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•           EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

LUXOTTICA GROUP

NON-IFRS MEASURES:

EBITDA and EBITDA margin

Millions of Euro

	FY 2015	FY 2016

NET INCOME/(LOSS)	804.1	850.5
(+)

NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	2.8	1.8
(+)

PROVISION FOR INCOME TAXES	471.0	466.4
(+)

OTHER (INCOME)/EXPENSES	98.5	26.6
(+)

DEPRECIATION AND AMORTIZATION	476.9	512.8
(+)

EBITDA	1,853.3	1,858.1
(=)

NET SALES	8,836.6	9,085.7
(/)

EBITDA MARGIN	21.0%	20.5%
(=)

LUXOTTICA GROUP

NON-IFRS MEASURES:

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Millions of Euro

	FY 2015 (1),(2)	FY 2016 (3),(4),(5)

NET INCOME/(LOSS)	854.0	881.7
(+)

NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	2.8	1.8
(+)

PROVISION FOR INCOME TAXES	487.6	486.3
(+)

OTHER (INCOME)/EXPENSES	98.5	62.3
(+)

DEPRECIATION AND AMORTIZATION	476.9	512.8
(+)

Adjusted EBITDA	1,919.7	1,945.0
(=)

NET SALES	9,010.8	9,085.7
(/)

EBITDA MARGIN	21.3%	21.4%
(=)

The adjusted figures :

(1) Include the EyeMed Adjustment. Starting from July 1, 2014 until December 31, 2015, following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense. The impact of the contract for the twelve month period ended December 31, 2015 was Euro 174.3 million. Starting from Janury 1, 2016 Eyemed modified the terms of the reinsurance agreement and is, therefore, recognizing more reinsurance revenues and more claims expense;

(2) Exclude for 2015 non-recurring expenses related to the Oakley integration and other minor projects of Euro 66.4 million (Euro 49.8 million net of taxes);

(3) Exclude for 2016 restructuring and reorganization costs of Euro 69.5 million (Euro 55.0 million net of taxes);

(4) Exclude for 2016 the non-recurring expenses of Euro 17.4 million (Euro 12.0 million net of taxes)  related to the departure of Adil Mehboob-Khan as CEO for markets;

(5) Exclude for 2016 non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi e Viganò.

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT TO EBITDA RATIO

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

•           improve transparency for investors;

•           assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•           assist investors in their assessment of the Company’s cost of debt;

•           ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•           properly define the metrics used and confirm their calculation; and

•           share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•           EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•           EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•           EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•           EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•           EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•           EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•           The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/EBITDA

Millions of Euro

	DECEMBER 31, 2015	DECEMBER 31, 2016

LONG-TERM DEBT (+)	1,715.1	1,681.0

CURRENT PORTION OF LONG TERM DEBT (+)	44.9	154.1

BANK OVERDRAFTS (+)	110.5	208.8

CASH (-)	(864.9)	(866.9)

NET DEBT (=)	1,005.6	1,177.0

EBITDA (LTM)	1,853.3	1,858.1

NET DEBT/EBITDA	0.5x	0.6x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9	1,172.2

NET DEBT @ AVG. EXCHANGE RATES (1)/EBITDA	0.5x	0.6x

Notes:

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/ADJUSTED EBITDA

Millions of Euro

	DECEMBER 31, 2015 ((2)-(a),(b))	DECEMBER 31, 2016 ((2)-(c),(d),(e))

LONG-TERM DEBT (+)	1,715.1	1,681.0

CURRENT PORTION OF LONG TERM DEBT (+)	44.9	154.1

BANK OVERDRAFTS (+)	110.5	208.8

CASH (-)	(864.9)	(866.9)

NET DEBT (=)	1,005.6	1,177.0

ADJUSTED EBITDA	1,919.7	1,945.0

NET DEBT/LTM ADJUSTED EBITDA	0.5x	0.6x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9	1,172.2

NET DEBT @ AVG. EXCHANGE RATES (1)/LTM ADJUSTED EBITDA	0.5x	0.6x

Notes:

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2) Adjusted figures:

(a) Include the EyeMed Adjustment. Starting from July 1, 2014 until December 31, 2015, following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense. The impact of the contract for the twelve month period ended December 31, 2015 was Euro 174.3 million. Starting from Janury 1, 2016 Eyemed modified the terms of the reinsurance agreement and is, therefore, recognizing more reinsurance revenues and more claims expense;

(b) Exclude for 2015 non-recurring expenses related to the Oakley integration and other minor projects of Euro 66.4 million (Euro 49.8 million net of taxes);

(c) Exclude for 2016 restructuring and reorganization costs of Euro 69.5 million (Euro 55.0 million net of taxes);

(d) Exclude for 2016 the non-recurring expenses of Euro 17.4 million (Euro 12.0 million net of taxes)  related to the departure of Adil Mehboob-Khan as CEO for markets;

(e) Exclude for 2016 non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi e Viganò.

LUXOTTICA GROUP

NON-IFRS MEASURES: FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

•                                         Improve transparency for investors;

•                                         Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                                         Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                                         Properly define the metrics used and confirm their calculation; and

•                                         Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                                         The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                                         Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                                         Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding page.

LUXOTTICA GROUP

NON-IFRS MEASURES:

FREE CASH FLOW

Millions of Euro

FY 2016

ADJUSTED EBITDA (1)	1,945.0

Δ WORKING CAPITAL	(82.8)

CAPEX	(651.6)

OPERATING CASH FLOW	1,210.6

FINANCIAL CHARGES (2)	(66.1)

TAXES	(475.4)

EXTRAORDINARY CHARGES (3)	(5.0)

Free cash flow	664.2

Notes:

(1) Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

LUXOTTICA GROUP

Major currencies

	Twelve months ended	Three months ended	Twelve months ended	Three months ended
	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2015
Average exchange rates per € 1

US$	1.10690	1.07895	1.10951	1.09527

AUD	1.48828	1.43849	1.47766	1.52051

GBP	0.81948	0.86908	0.72585	0.72203

CNY	7.35222	7.36911	6.97333	7.00033

JPY	120.19665	117.91797	134.31402	132.95185

MXN	20.66731	21.38394	17.61573	18.35145

BRL	3.85614	3.55477	3.70044	4.21380

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ STEFANO GRASSI
Date: March 1, 2017		STEFANO GRASSI
Chief Financial Officer

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